PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

NOVEL FOOD and PARNUTS approval granted for NKO®
opens the 2nd largest nutraceutical market for Neptune

Laval, Québec, CANADA – February 19th, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) is pleased to announce today that the European Food Safety Authority (EFSA) has approved Neptune Krill Oil (NKO®) as a NOVEL FOOD and PARNUTS for commercialization in the European Union.

NKO® has successfully passed rigorous regulatory review and scrutiny by all member states of the European Union (EU), which approved NKO® as a NOVEL FOOD and PARNUTS allowing its immediate commercialization at a clinically proven effective daily dose in all 27 European countries.

  NOVEL FOOD opens the European market to NKO® for:

o Dietary Supplements
o Functional Foods

  PARNUTS approval allows the commercialization of NKO® as:

o Diet Meal Replacements
o Dietary Foods for Special Medical Purposes

"NKO®’s strong clinically proven benefits for cardiovascular health will now lead Neptune’s further expansion in the European omega-3 market, which is currently dominated by cardiovascular health applications with 80% of all omega-3 fatty acids targeting heart benefits," stated Dr. Toni Rinow, Corporate Development and Investor Relations of Neptune. "According to market studies, the EU market is growing annually by 24 % and is expected to be worth $1.6 billion by 20141," she added.

"According to EFSA regulations, functional food and dietary supplements can only be commercialized at the daily dose established as safe, which is not always necessarily the effective dose. Fortunately, the daily dose accepted by EFSA as safe for NKO® is also the one proven to be effective in all clinical studies with NKO®," stated Dr. Tina Sampalis, Chief Scientific Officer of Neptune. "This opens the door for NKO® to gain a leadership position in both dietary supplements and functional food markets, achieving targets unmet by other omega-3 products and krill competition," she added.

"Moreover, the NKO® PARNUTS approval, which allows the commercialization of NKO® for the dietary management of specific diseases, is expected to lead Neptune and its subsidiaries to major pharmaceutical opportunities," she concluded.

Neptune has already built substantial marketing visibility and recognition in Europe through its longstanding annual presence at Vitafoods International, the Global Nutraceutical Event, in Geneva, Switzerland, and Health and Food Ingredients in Paris, France. Based on these continuing marketing efforts, the proprietary status of its ingredients and the Novel Food approval, Neptune expects to accelerate market penetration and increase its market share of the omega-3 health ingredient market.

1 Frost & Sullivan’s European Analysis 2008

About Neptune Technologies & Bioressources Inc.
Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits of its products in various medical indications. The Company patents and protects its innovations and is continuously expanding its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. The Company expects to launch its first functional food product in early 2009 with its partners Marine Life Science and Weider Global Nutrition.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
450-687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.